Exhibit 99.1

Canada’s $80 Billion Defence Modernization Package Signals Strategic Shift—Draganfly Positioned for Rapid Growth with Integration of DND-Specified Radio Systems

Toronto, ON – June 12, 2025 – In a decisive move to fortify Canada’s national security capabilities, Prime Minister Mark Carney has announced an $80 billion long-term defence investment package focused on technological modernization, domestic industrial capacity, and unmanned aerial systems (UAS). This landmark announcement, inclusive of robust support for drone development and Canadian manufacturing, marks a generational shift in federal defence procurement strategy.

Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8), an award-winning, industry-leading drone solutions and systems developer. Draganfly is positioned to contribute to objectives within the Our North Strong and Free (ONSAF) defence policy expansion. Draganfly’s interoperable and multi-mission family of UAS platforms is strategically aligned with stated DND priorities such as “Expanding and Enhancing Existing and Emerging Military Capabilities” related to border security and Arctic sovereignty. Demonstrating this adaptability, Draganfly confirms the successful integration and demonstration of a Department of National Defence (DND)-specified radio communications system into its flagship drone platforms, in addition to several other communication system integrations to support interoperability with existing assets. These integrations help prime the company for eligibility in upcoming federal UAS procurements that emphasize secure, interoperable, and sovereign systems.

Draganfly, with multiple R&D and Manufacturing sites in Canada, is one of the world’s longest standing commercial UAS manufacturers. The capacity for expansion of domestic production, in combination with long standing strategic relationships that Draganfly holds with various related technologies providers across various Five Eyes regions uniquely positions Draganfly as a technology integrator and solutions provider.

This week’s developments signal a major policy realignment by Ottawa, anchoring defence spending to strategic domestic priorities such as resilient supply chains, sovereign manufacturing, and interoperability with NATO and Five Eyes partners. The emphasis on drone capabilities and homeland industrial content is particularly relevant in an era marked by asymmetric threats and hybrid warfare.

Prime Minister Carney’s announcement effectively maps a multi-year demand curve for Canadian aerospace, cybersecure communications, and autonomous systems providers. Analysts anticipate that a minimum of 20% of the $80B envelope will be earmarked for next-generation battlefield technologies, with drones expected to account for a significant share of this investment.

Draganfly’s ability to support existing architecture and protocols while providing the ability to rapidly test and adopt emerging technologies with domestic manufacturing and engineering expertise is poised to support these pillars of the Defence Modernization package. Adoption of Draganfly product for testing and use by Canadian and US Military Customers and Prime Contractors through 2024 and 2025, validates its platforms for critical applications such as reconnaissance, force protection, and logistics resupply. This positions Draganfly as one of the few Canadian OEMs and Supply Chain Managers capable of delivering mission-ready systems that meet both tactical requirements and industrial policy criteria.

Strategic Implications for Capital Markets and Domestic Industry

●	Domestic Preference: The federal focus on Canadian manufacturing aligns with the Industrial and Technological Benefits (ITB) policy, making domestically-integrated platforms poised to win procurement bids.

●	Supply Chain Security: In an age of escalating global tensions, Canada is reducing reliance on foreign critical components. Draganfly’s control over its own airframe and avionics IP gives it a defensible advantage.

●	Dual-Use Upside: Beyond military contracts, the integrated communication system enhances the company’s value proposition in emergency response, disaster relief, and public safety markets.

●	Revenue Catalysts: Analysts expect RFIs and RFPs for defence-grade drones to accelerate in the second half of 2025, with contract awards potentially materializing as early as Q1 2026. Draganfly’s early compliance could provide a first-mover advantage.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and serve their stakeholders. Recognized as being at the forefront of technology for over 25 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

NASDAQ (DPRO)

CSE (DPRO)

FSE (3U8)

Media Contact:

Erika Racicot

Email: media@draganfly.com

Company Contact:
Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to Draganfly’s interoperable and multi-mission family of UAS platforms being strategically aligned with stated DND priorities such as “Expanding and Enhancing Existing and Emerging Military Capabilities” related to border security and Arctic sovereignty as well as the statement regarding analysts’ anticipation that a minimum of 20% of the $80B envelope will be earmarked for next-generation battlefield technologies, with drones expected to account for a significant share of this investment. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.